Exhibit 1.1

RETIREMENT AGREEMENT AND GENERAL RELEASE

AvalonBay Communities, Inc. (“AvalonBay”, “Employer” or the “Company”), and any of its related or affiliated entities, and William M. McLaughlin, 117 Hammond Street, Newton, MA, his heirs, executors, administrators, successors, and assigns (collectively referred to throughout this Retirement Agreement and General Release as “Employee” or “you” and, together with AvalonBay, the “Parties”), agree that:

1.              Last Day of Employment. Employee is retiring from AvalonBay and his last day of as an officer with Employer will be January 1, 2022 (“Retirement Date”) unless Employee resigns earlier or his employment with Employer is terminated for Cause (as defined in Employer’s Second Amended and Restated 2009 Equity Incentive Plan). Employee shall be deemed to have resigned from all officer and board member positions that Employee holds with Employer or any of its subsidiaries and affiliates upon the Retirement Date (or his earlier resignation or termination for Cause) and Employee agrees to execute any documents in reasonable form as may be requested to confirm or effectuate any such resignations. Following the Retirement Date, Employee will be engaged to provide the Consulting Services until the Consulting Period End Date (as such terms are defined in Section 11 below). This Retirement Agreement and General Release (“Agreement”) provides for consideration to be paid to Employee as a result of his retirement and the Consulting Services, which consideration is conditioned on Employee’s agreements and commitments contained herein.

2.              Consideration. In consideration for signing and not revoking this Agreement and compliance with the promises made herein, Employer agrees to provide to you the following payments and benefits, provided (i) you sign this Agreement and do not revoke it such that it becomes effective by the 30th day after the Retirement Date and (ii) prior to the Retirement Date, you are not terminated for Cause nor voluntarily terminate your employment:

(a)               2021 Annual Short Term Bonuses Paid in Cash. Employer will pay to Employee, at the same time in 2022 that it pays annual short term bonuses in respect of 2021 to its other employees (but in no event later than March 15, 2022), a cash payment representing the dollar value of Employee’s 2021 annual short term (cash and stock) bonus as determined in good faith by Employer based on corporate, business unit and individual performance for 2021. This payment includes any and all consideration for bonuses of any type for 2021 service, and no payment shall be made in consideration of a multi-year performance award for 2022-2024.

(b)               Benefits Coverage. If Employee properly elects to continue health coverage under Employer’s health, vision and dental plans in accordance with the continuation requirements of COBRA, Employer shall subsidize 100% of the cost of said coverage beginning on the first day of the month following Employee’s last day of employment and ending on July 31, 2022. Thereafter, Employee shall be entitled to elect to continue such COBRA coverage for the remainder of the COBRA period, at his own expense.

3.             Equity Awards. Provided

(i) you sign this Agreement and do not revoke it such that it becomes effective by the 30th day after the Retirement Date, and

(ii) if later requested, you sign and deliver a Separation Agreement (as defined in the agreements relating to the equity awards described in this Section 3), which Separation Agreement shall confirm the releases, covenants and commitments made by you herein but shall not expand or modify such releases, covenants and commitments, and such Separation Agreement becomes effective (including through the passage without revocation of any revocation period provided therein) within 30 days of the Consulting End Period Date (it being noted, for the sake of clarity, that your failure to sign such a Separation Agreement or for it to become effective shall not affect your right to retain any shares of unrestricted stock delivered to you or cash paid to you before the Consulting Period End Date, and you shall have earned such shares and items without risk of forfeiture):

then the following shall apply:

(a)               In accordance with the terms of the applicable Restricted Stock Award Agreements, all shares of restricted stock that Employee was granted prior to the Retirement Date will continue to vest until the Consulting Period End Date, and shares not vested before such date will vest on the 30th day thereafter, with shares to be delivered within a further five business days thereafter.  Required Employer tax withholding on vested shares shall be accomplished by withholding a portion of the vested shares that would otherwise be delivered.

(b)               In accordance with the terms of the applicable Personal Performance Award Agreement, Employee shall remain eligible to earn and vest in 100% of the target Units of his maturing 2019-2021 performance award (2,989 Units) following the completion of the Performance Period (as defined in the applicable Personal Performance Award Agreement). Such vested Units are referred to as your “Vested 2019-2021 Units”. After the end of the 2019-2021 performance period and when achievement is determined for such performance period, any earned Vested 2019-2021 Units (which could be more or less than the target number depending on whether achievement under the award is more or less than target) will convert into fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes and (subject to tax withholding) a cash amount equal to the dividends that would have been payable on such number of shares during the Performance Period.

(c)               In accordance with the terms of the applicable Personal Performance Award Agreement, Employee’s 2020-2022 performance award shall remain outstanding and continue to vest until the earlier of its maturity or the Consulting Period End Date. If the Consulting Period End Date does not occur before December 31, 2022, then you shall remain eligible to earn and vest in 100% of the target Units of the 2020-2022 performance award (3,088 Units) following the completion of the Performance Period (as defined in the applicable Personal Performance Award Agreement). If the Consulting Period End Date occurs before December 31, 2022, then you shall remain eligible to earn and vest in a fraction of the target Units of the 2020-2022 performance award following the completion of the Performance Period, such fraction being determined by dividing (i) the number of days from and including January 1, 2020 through and including the Consulting Period End Date by (ii) 1,096 (such number being the number of days from and including January 1, 2020 through and including December 31, 2022). In either event, the 2020-2022 Units that are earned and vest are referred to herein as your “Vested 2020-2022 Units”. After the end of the 2020-2022 performance period and when achievement is determined for such performance period, any earned Vested 2020-2022 Units (which could be more or less than the target number (as may be pro-rated) depending on whether achievement under the award is more or less than target) will convert into fully vested shares of AvalonBay common stock (with the same timing for conversion of Units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes and (subject to tax withholding) a cash amount equal to the dividends that would have been payable on such number of shares during the Performance Period.

(d)               In accordance with the terms of the applicable Personal Performance Award Agreement, Employee’s 2021-2023 performance award shall remain outstanding and continue to vest until the earlier of its maturity or the Consulting Period End Date. If the Consulting Period End Date is March 31, 2023, then you shall remain eligible to earn and vest in 74.8% (2,995 Units) of the target Units of the 2021-2023 performance award (4,000 Units), such percentage determined by dividing (i) 820 (the number of days from and including January 1, 2021 through and including March 31, 2023) by (ii) 1,095 (the number of days from and including January 1, 2021 through and including December 31, 2023). If the Consulting Period End Date occurs before March 31, 2023, then you shall remain eligible to earn and vest in a fraction of the target Units of the 2021-2023 performance award, such fraction being determined by dividing (i) the number of days from and including January 1, 2021 and through and including the Consulting Period End Date by (ii) 1,095. In either event, the 2021-2023 Units that are earned and vest are referred to herein as your “Vested 2021-2023 Units”. After the end of the 2021-2023 performance period and when achievement is determined for such performance period, any earned Vested 2021-2023 Units (which could be more or less than the target number (as pro-rated) depending on whether achievement under the award is more or less than target) will convert into fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes and (subject to tax withholding) a cash amount equal to the dividends that would have been payable on such number of shares during the Performance Period.

(e)               In accordance with the terms of the applicable Stock Option Agreements, you shall continue to vest in the stock options to purchase 8,729 shares of Employer’s common stock awarded to you in 2021 (the “2021 Options”) until the Consulting Period End Date. The 2021 Options will continue to be governed by the terms of the Stock Option Agreements related thereto, including that the term of the 2021 Options shall expire prematurely in the event that Employee engages in Restricted Activities with any Competing Enterprise (as such terms are defined in the applicable Stock Option Agreement) during the first 24 months following the Consulting Period End Date. Any 2021 Options that are “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), will cease to qualify as such to the extent the options are exercised more than three months after your termination of employment as an employee (or twelve months in the case of death or disability).

It is noted that the Personal Performance Award Agreements governing the performance awards granted to you have terms that will apply (and modify the calculations and terms described immediately above) if a Sale Event occurs prior to the end of an applicable performance period.

(f)    Deferred Compensation. Pursuant to the Company’s deferred compensation plan, the Company will pay to you any amounts owed thereunder in accordance with the Company’s deferred compensation plan document and your elections thereunder. Your “separation of service” date for purposes of the deferred compensation plan will be determined in accordance with the terms thereunder and with Section 409A of the Code and is expected to be the same as the Retirement Date based on the level of services it is expected that you will perform after the Retirement Date.

(g)   Vacation: Promptly after the Retirement Date, Employer will pay Employee for 80 hours of vacation.

(h)   401(k) Account: Promptly following your termination of employment with Employer Employee’s 401(k) account will be processed according to the Employer’s 401(k) plan document. Employer will cooperate with the processing of Employee’s 401(k) account should Employee decide to roll such account over into another deferred tax account as permitted under applicable law.

4.                  No Consideration Absent Execution of this Agreement. Employee understands and agrees that he would not receive the monies and/or benefits specified in Section 2 or Section 3(a), (b), (c) and (d) above, except for his execution (and non-revocation) of this Agreement and the fulfillment of the promises contained herein. Employee agrees and acknowledges that the consideration provided to Employee under this Agreement is in addition to anything of value to which Employee is already entitled and that this Agreement sets forth all the consideration to which Employee is entitled by reason of his retirement from Employer.

5.                  General Release of Claims. As a condition of qualifying for retirement and in consideration of the payment and benefits described above and for other good and valuable consideration, Employee covenants and agrees as follows:

(a)     Employee knowingly and voluntarily releases and forever discharges, to the full extent permitted by law, Employer, its parent corporation, affiliates, subsidiaries, divisions, predecessors, successors and assigns and the current and former employees, officers, directors and agents thereof (collectively referred to throughout the remainder of this Agreement as “Employer”), of and from any and all debts, obligations, promises, covenants, agreements, contracts, endorsements, bonds, controversies, suits, actions, causes of action, judgments, damages, expenses, claims or demands, in law or in equity, known and unknown, asserted and unasserted, Employee has or may have against Employer as of the date of execution of this Agreement and General Release, regarding Employee’s employment at or termination of employment from Employer, any contract (express or implied), any claim for equitable relief or recovery of punitive, compensatory, or other damages or monies, attorneys’ fees, any tort, and all claims, including, but not limited to, any alleged violation of:

•	Title VII of the Civil Rights Act of 1964, as amended;
•	The Civil Rights Act of 1991;
•	Sections 1981 through 1988 of Title 42 of the United States Code, as amended;
•	The Employee Retirement Income Security Act of 1974, as amended;
•	The Immigration Reform and Control Act, as amended;
•	The Age Discrimination in Employment Act of 1967, as amended
•	The Americans with Disabilities Act of 1990, as amended;
•	The Worker Adjustment and Retraining Notification Act, as amended;
•	The Occupational Safety and Health Act, as amended;
•	The Sarbanes-Oxley Act of 2002;
•	The National Labor Relations Act;
•	The Genetic Information Nondiscrimination Act of 2008;
•	The Equal Pay Act of 1963, as amended;
•	The Family and Medical Leave Act of 1993, as amended;
•	The Fair Labor Standards Act, as amended;
•	The Consolidated Omnibus Budget Reconciliation Act, as amended;
•	Massachusetts Fair Employment Practices Act – M.G.L. c. 151 B;
•	Massachusetts Workers’ Compensation Act- M.G.L. c. 152 §75B;
•	Massachusetts Small Necessities Act- M.G.L. c. 149 §52D;
•	Massachusetts Equal Pay Act- M.G.L. c. 149 §105A-C;
•	Massachusetts Maternity Leave Act, M.G.L. c. 149, § 105D;
•	Massachusetts Age Discrimination Law - M.G.L. c. 149 §24A et seq.;
•	Massachusetts Payment of Wages Laws – M.G.L. c.149 §148 et seq.;
•	Massachusetts Civil Rights Act – M.G.L. c.12, 11H & I;
•	Massachusetts Equal Rights for the Elderly and Disabled Law – M.G.L. c. 93 §103;
•	Massachusetts Equal Rights Act – M.G.L. c. 93 §102;
•	Massachusetts AIDS Testing – M.G.L. c. 111 §70F;
•	Massachusetts Privacy Statute – M.G.L. c. 214 §1B;
•	Massachusetts Sexual Harassment Statute – M.G.L. c. 214 §1C;
•	Massachusetts Consumer Protection Act – M.G.L. c. 93A;
•	The Massachusetts Personnel Records Law – M.G.L c. 149 §52C;
•	Unauthorized Aliens law– M.G.L c. 149 §19C;
•	Criminal Offender Record Information Act (CORI) – M.G.L c.6, §167-178B;
•	Massachusetts Earned Sick Time Law;
•	Any other federal, state or local civil or human rights law or any other local, state or federal law, regulation or ordinance;
•	Any public policy, contract, tort, or common law; and
•	Any claim for costs, fees, or other expenses including attorneys’ fees.

(b)               Employee agrees and acknowledges that this Agreement constitutes a knowing and voluntary waiver of all rights or claims he has or may have against Employer as set forth herein, including, but not limited to, all rights or claims arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), including, but not limited to, all claims of age discrimination in employment and all claims of retaliation in violation of the ADEA; and Employee has no physical or mental impairment of any kind that has interfered with his ability to read and understand the meaning of this Agreement or its terms, and that Employee is not acting under the influence of any medication or mind-altering chemical of any type in entering into this Agreement.

(c)            Nothing in this Agreement shall prevent Employee (or Employee’s attorneys) from (i) commencing an action or proceeding to enforce this Agreement or (ii) exercising Employee’s right under the Older Workers Benefit Protection Act of 1990 to challenge the validity of Employee’s waiver of ADEA claims set forth in this Section 5 of this Agreement or (iii) enforcing Employee’s rights to indemnification under the Company’s bylaws and/or any other rights Employee has to indemnification and defense as they are not being released by this Agreement.

(d)           Employee and Employer understand that, by entering into this Agreement, Employee does not waive rights or claims that may arise after the date of Employee’s execution of this Agreement, including without limitation any rights or claims that Employee may have to secure enforcement of the terms and conditions of this Agreement, and any applicable rights under the Company’s bylaws to indemnification and defense for third party actions.

(e)            Employee acknowledges and agrees that his release of claims prevents him from seeking or recovering any wages, compensation, damages, penalties, costs, fees or monies of any kind in any class action, representative action or collective action that any individual might file against Employer for matters arising prior to the execution of this Agreement. Employee further acknowledges and agrees that his release of claims prevents him from bringing such an action himself or seeking to represent others in such an action.

6.             Affirmations.         (a)        Employee affirms that he has not filed, caused to be filed, and is not presently a party to any claim, complaint, charge or action against Employer in any forum or form, and he agrees that he will not file or initiate any such claim, complaint, charge or action, class action, collective action, or representative action, nor shall he be entitled to receive any monies, including penalties, from any claim, complaint, charge or action filed by another person, except that nothing in this Agreement shall preclude an individual from collecting a government program bounty to which Employee may be entitled. Employee affirms that he currently is unaware of any claim, right, demand, debt, action, obligation, liability or cause of action that he may have against Employer that will not be released by this Agreement.

(b)           Employee further affirms that Employee has not been retaliated against for reporting any allegations of wrongdoing by Employer or its officers, including any allegations of corporate fraud.

(c)            Both Parties acknowledge that this Agreement (including Sections regarding Confidentiality, Non-Disparagement, Release of Claims, Cooperation, and Severability) does not limit either party’s right, where applicable, to file a charge or communicate with an Agency (as defined below), to testify, assist, participate, or respond to an inquiry in connection with an investigative proceeding of an Agency, to report a possible violation of law or regulation to an Agency, or to testify before a legislative body, judicial proceeding, or Agency regarding alleged criminal conduct or sexual harassment on the part of Employer, its agents or employees. As used herein, Agency means any federal state, or local government agency (including but not limited to, the federal Equal Employment Opportunity Commission (“EEOC”), the Securities and Exchange Commission (“SEC”), and the National Labor Relations Board (“NLRB”)). To the extent permitted by law, Employee agrees that if such an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies, except that nothing in this Agreement shall preclude an individual from collecting a government program bounty to which Employee may be entitled.

(d)           Employee further affirms that he has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act.

(e)            Employee further affirms that he has been paid or has received all leave (paid or unpaid), compensation (deferred or otherwise), wages (deferred or otherwise), wage statements, reimbursements, bonuses, housing allowances, benefits or other monies to which he may be entitled and that no other leave (paid or unpaid), compensation (deferred or otherwise), vacation pay-outs, bonuses and/or benefits are due to him as of the date of execution of this Agreement, except as provided in this Agreement. Notwithstanding the foregoing, (i) amounts credited in Employee’s Non-Qualified Deferred Compensation Account shall be handled and distributed to Employee in accordance with the previous elections he has made thereunder, (ii) Employee is entitled to salary and benefits that have accrued, but have not been paid or provided, since the payroll period covered by the most recent bi-weekly wage statement provided to Employee and (iii) Employee may still have outstanding routine business reimbursable expenses, which should be submitted to the Company promptly in the ordinary course.

(f)            Employee also affirms that Employee has not divulged any proprietary or confidential information of Employer and will continue to maintain the confidentiality of such information consistent with Employer's policies and Employee’s agreement(s) with Employer and/or common law.

(g)           Pursuant to the Defend Trade Secrets Act of 2016, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer's trade secrets to the attorney and use the trade secret information in the court proceeding if the individual: (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

7.             Non-Disparagement and References.

(a)               Subject to Section 7(b) below, Employee agrees not to disparage or denigrate Employer or its directors, officers, or managers orally or in writing.

(b)               Notwithstanding the foregoing provisions of Section 7, it shall not be a violation of this Section 7: (i) for any person to make truthful statements when required by order of a court or other body having jurisdiction, or to a professional advisor who is informed of this Agreement and agrees to keep such information confidential, (ii) to engage in the activities referenced in Section 6(c) of this Agreement, or (iii) for Employee to disclose factual information related to any claims of sexual assault, sexual harassment, discrimination based on sex, or retaliation for filing a claim of sexual harassment.

(c)               Employee shall instruct all prospective employers to contact Employer’s third party vendor, The WorkNumber, at 800-367-5690, and use the company code 11495. The WorkNumber shall only provide Employee’s title and dates of employment. If Employee wishes to authorize the third party vendor to also provide salary information, Employee will call the third party vendor and grant permission to share salary information.

8.             Cooperation. Employee agrees to reasonably cooperate fully with counsel for the Employer in any third party litigation and/or agency proceedings that relate to the time period during which Employee was employed by Employer. Said cooperation includes, but is not limited to, conferring with counsel for Employer upon reasonable request during the course of any such litigation; being reasonably available to meet with counsel for Employer to prepare for discovery or trial; testifying truthfully as a witness when reasonably requested and at reasonable times designated by Employer; meeting with counsel or other designated representatives of Employer at reasonable times and places; and preparing responses to and cooperating with any Employer processing of governmental audits, inspections, inquiries, proceedings or investigations.

Employer will try, in good faith, to exercise its rights under this Section so as not to unreasonably interfere with Employee’s personal schedule or ability to engage in gainful employment. In the event other commitments prevent Employee from being available to Employer when requested, Employee may decline a request for cooperation so long as he promptly provides to Employer reasonable alternative dates when he will be available to provide such cooperation.

Employer agrees to reimburse Employee for any reasonable out-of-pocket expenses that Employee incurs in connection with such cooperation, subject to reasonable documentation. Employer shall compensate Employee at an hourly rate based on Employee’s current base salary as of this date for time that Employee reasonably spends, after the Consulting Period End Date, complying with his obligations as a litigation consultant under this Section, except that Employer shall not, under any circumstances, compensate Employee for time spent (i) testifying under oath or (ii) responding to questions from governmental investigators in a capacity as a fact witness.

9.             Confidentiality and Return of Property, Except As Required By Law.

(a)               Employee agrees not to disclose any information regarding the existence or substance of this Agreement, except to his spouse, tax advisor, and/or an attorney with whom Employee chooses to consult regarding his consideration of this Agreement. Employee also may disclose such information pursuant to the order of a court or governmental agency of competent jurisdiction, in connection with a charge or complaint filed with a governmental agency, while engaging in the activities referenced in Section 6(c) of this Agreement, or for purposes of securing enforcement of the terms and conditions of this Agreement should that ever be necessary. The obligations in the prior two sentences shall not apply to the extent that Employer publicly discloses, or publicly files, this Agreement.

(b)               All information and materials to which Employee has or had access to in connection with his employment by Employer (including, without limitation, personal information of any Employer resident, or former or prospective resident, any financial information or data, any intellectual property or business plans, any underwriting guidelines or matrices, or any other information proprietary to Employer), are collectively referred to in this Agreement as “Confidential Material.” “Confidential Material” also specifically includes all such information that Employer may have provided to Employee before the date hereof in connection with his employment. The term “Confidential Material” also shall be deemed to include all notes, transcripts, analyses, compilations, studies, interpretations or other documents prepared by Employee which contain, reflect or are based upon, in whole or in part, the information and materials furnished or disclosed by Employer in connection with such employment. The term “Confidential Material” does not include information which (i) is or becomes generally available to the public through an authorized disclosure, (ii) was within Employee’s possession prior to Employer disclosing such information to Employee, provided that the source of such information is not bound by a confidentiality Agreement with or other contractual, legal or fiduciary obligation of confidentiality to Employer with respect to such information, (iii) becomes available to Employee, provided that such source is not bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to Employer with respect to such information and/or (iv) consists of documents that are in Employee’s personnel file and/or part of his personnel records to the extent required under Massachusetts law.

(c)               Employee agrees that the Confidential Material will be kept confidential by Employee and that Employee will not disclose any of the Confidential Material in any manner except as otherwise permitted by this Agreement; provided, however, that (i) Employee may make any disclosure of such information to which Employer gives its written consent, (ii) after written notice to and consultation with Employer, Employee may make such disclosure to the extent required by law, regulation, or legal process, and (iii) before the Retirement Date as an executive officer of the Company, and after the Retirement Date in providing the Consulting Services, Employee may reasonably disclose such information to associates or third parties as is customary for the purposes of furthering company business interests.

(d)               On or before the Retirement Date, (i) Employee will return to Employer all records, correspondence, notes, financial statements, computer printouts and other documents and recorded material of every nature (including copies thereof) that may be in Employee’s possession or control dealing with Confidential Material, or other work product that is proprietary to Employer, including yield matrices, templates and model documents (and if after the Retirement Date Employee discovers any such material in his possession he will promptly return such material), and (ii) Employee will return to Employer all other Employer property. Notwithstanding the foregoing, Employee may copy and keep his electronic contacts, personal electronic files, and address book. Until the Consulting Period End Date, Employee may also come into possession of, and use for purposes of fulfilling the Consulting Services, Confidential Information related to the Consulting Services. Employee also affirms that he is in possession of all of his property that Employee had at Employer’s premises and that Employer is not in possession of any of his property.

10.           Non-Compete and Non-Solicitation. Except with respect to your current and future work with Caritas Communities, Inc. (a non-profit organization assisting Greater Boston residents in need of affordable housing) and except as provided in the last sentence of this Section 10 with respect to the one (1) year period following the Consulting Period End Date, Employee agrees that during the Consulting Period and for the one (1) year period following the Consulting Period End Date, Employee will not, without the prior written consent of the Company, become associated with, or engage in any “Restricted Activities” with respect to, any “Competing Enterprise,” as such terms are hereinafter defined, whether as an officer, employee, principal, partner, agent, consultant, independent contractor or shareholder. Employee further agrees that during Consulting Period and for the two (2) year period following the Consulting Period End Date, Employee will not, without the prior written consent of Employer, solicit or attempt to solicit for employment with or on behalf of any Competing Enterprise, or any other organization or enterprise, any employee of Employer or any of its affiliates or any person who was formerly employed by Employer or any of its affiliates within the preceding six months, unless such person’s employment was terminated by Employer or any of such affiliates. You acknowledge that you agree to the foregoing restrictions in connection with the cessation of your employment.

“Competing Enterprise,” for purposes of this Agreement, shall mean any person, corporation, partnership, venture or other entity which is engaged in the business of managing, owning, leasing, or joint-venturing multifamily rental real estate within 30 miles of multifamily rental real estate owned or under management by the Employer or its affiliates. “Restricted Activities,” for purposes of this Agreement, shall mean full time executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to any aspects of multifamily rental real estate ownership, management, multifamily rental real estate franchising, and multifamily rental real estate joint-venturing.

Notwithstanding the foregoing, it shall not be a violation of this Agreement, and Employee shall not need the prior written consent of Employer, to engage in Restricted Activities after the Consulting Period End Date that relate to only one or more multifamily communities that each has less than 100 apartment homes and that is not owned by an entity that is publicly-traded or affiliated with a publicly-traded entity

11.           Post-Retirement Consulting Services. Following the Retirement Date and your retirement as an officer of Employer, you will provide services (the “Consulting Services”) to Employer as described in this Section 11 until March 31, 2023 unless your business relationship with Employer terminated on an earlier date as provided in this Section 11 (March 31, 2023 or such earlier date, the “Consulting Period End Date”).

The Consulting Services will consist of assisting and advising the Company (i) in the establishment of its development, investment and operations franchise in North Carolina and Florida (collectively, the (the “East Coast Expansion Regions”), including consultation on deal terms and advice and counsel to the Company’s officers and associates, including, if requested, participation in discussions with the Company’s Management Investment Committee and (ii) providing such other advice and counsel to the Company and its officers and associates as may be reasonably requested of you, including with respect to Company matters in other regions and matters you were in charge of prior to the Retirement Date. In performing the Consulting Services, you shall take direction and guidance from Benjamin Schall, President. While providing the Consulting Services you may not represent to any third party that you have authority to act as an agent of Company or otherwise bind the Company to any agreement. At the conclusion of the Consulting Services, you will return or destroy, and confirm that you have returned or destroyed, all remaining Confidential Material in your possession.

In providing such services, you agree, at times reasonably and mutually convenient to you and the Company, to provide up to 20% of your pre-retirement working time on the Consulting Services. The Company will compensate you for the Consulting Services at the rate of $5,000 per month, payable monthly in arrears promptly following the end of the month or as otherwise required by law or as mutually agreed, subject to any required withholding taxes, and continued vesting of your long term equity awards as described in Section 3 above and in the applicable award agreements. The Consulting Services may be provided remotely but if needed you will be required, at times reasonably practicable for you, to travel to the Company’s headquarters in Arlington, VA or to the East Coast Expansion Regions. Upon presentation of written receipts or other customary documentation, to be sent to Benjamin Schall, you will be reimbursed for your reasonable out-of-pocket expenses in providing the Consulting Services, including travel, but you shall not be paid for the cost of maintaining a home office or related office equipment or a mobile or landline or for calls on such lines. The Parties reasonably anticipate that the level of Consulting Services shall be no greater than 20% of the average level of services that Employee previously provided to the Employer prior to the Retirement Date.

In providing the Consulting Services you will not need to access Company computer systems or maintain an email address with a Company domain name and you shall use your own office equipment, tools and personal email address, provided that, during the period of the Consulting Services, (i) to assist you in providing the Consulting Services, the Company may in its discretion permit you to use a Company-issued computer provided it is returned at the conclusion of the Consulting Services, (ii) the Company will permit you to use an office or workstation, on an as available and as needed basis, in the Company’s Boston, MA offices or such other Company office as you may visit with the approval of Mr. Schall or the regional head of such office, and (iii) you will be provided with a new email address with a Company domain name, provided your signature appended to the email indicates your work for the Company as a consultant and not as an executive officer, and your prior email address will have an automatic outgoing response message with appropriate re-direction of the sender to you or the Company..

The Consulting Services shall end before March 1, 2023 upon the happening of any of the following:

(a) your death or your inability to perform the Consulting Services due to disability;

(b) at your election given with ten business day advance written notice to AvalonBay, and

(c) at AvalonBay’s election but only for “Cause”, which is defined for purposes of this Section 11 to mean either (i) your repeated failure to perform the Consulting Services when reasonably requested by AvalonBay to do so, provided you are provided ten days advance written notice setting forth the details of such failure and an opportunity to cure such failure, or (ii) your willful misconduct, including fraud or actions that are injurious to the reputation and business of AvalonBay, provided you are provided ten days advance written notice setting forth the details of such willful misconduct. For a termination for Cause under either clauses (i) or (ii) of the preceding sentence, before such termination is effective you shall have the opportunity to attend a meeting of AvalonBay’s Board of Directors, with your counsel and the Company’s counsel present, and present an opposition to such termination.

12.            Governing Law and Interpretation. This Agreement shall be governed and conformed in accordance with the laws of Massachusetts, which is the state in which Employee worked at the time of his last day of employment, without regard to its conflict of laws provision. In the event the Employee or Employer breaches any provision of this Agreement, Employee and Employer affirm that either may institute an action to specifically enforce any term or terms of this Agreement. In the event of litigation to enforce this Agreement, the prevailing party shall be entitled to recover the costs and expenses of such litigation, including but not limited to reasonable attorney’s fees and costs and all provable damages. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

13.            Nonadmission of Wrongdoing. The parties agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by Employer of any liability or unlawful conduct of any kind.

14.            Amendment. This Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement.

15.            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.            Severability. Should any part of this Agreement (excluding the general release language) be found to be illegal or in conflict with the laws of the state in which Employee worked at the time of his last day of employment without regard to its conflict of laws provision, or otherwise rendered unenforceable or ineffectual, the remaining parts of this Agreement shall be deemed severable and shall remain in effect so long as the remaining parts continue to constitute in substance the agreement that the Parties intended to enter.

17.           Revocation. Employee may revoke this Agreement for a period of seven business days following the day he executes this Agreement. Any revocation within this period must be submitted, in writing, to David Alagno, 4040 Wilson Blvd, Suite 1000, Arlington, VA 22203 and state, “I hereby revoke my acceptance of our Agreement and General Release.” The revocation must be personally delivered to David Alagno or his designee, or mailed to David Alagno and postmarked within seven business days of execution of this Agreement. Payment of any consideration due under this Agreement shall not be made until the revocation period has expired.

18.           Entire Agreement. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties, except any prior confidentiality, non-competition and non-solicitation agreements and except for the terms of equity award agreements. Employee acknowledges that he has not relied on any representations, promises, or agreements of any kind made to him in connection with his decision to accept this Agreement, except for those set forth in this Agreement. This Agreement is binding on the Company’s successors and assigns. If Employee dies before receiving all the consideration stated herein, the balance will be paid to his estate for distribution by his executor, except that (i) the COBRA subsidy shall only apply to the extent that COBRA coverage continues to apply under applicable law, (ii) the date of Employee’s death will be the Consulting Period End Date and no further compensation in consideration of the Consulting Services shall be paid, and (iii) Employee’s equity award agreements (restricted stock, performance awards, employee stock options) will be administered as provided for therein in the event of death.

19.           Section 409A.

(a)               All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by Employee during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(b)               The Parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A 2(b)(2). The Parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(c)               The Company makes no representation or warranty and shall have no liability to Employee or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

EMPLOYEE IS HEREBY ADVISED THAT HE HAS UP TO 21 CALENDAR DAYS TO REVIEW THIS AGREEMENT AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT.

HAVING ELECTED TO EXECUTE THIS AGREEMENT, TO FULFILL THE PROMISES AND TO RECEIVE THE SUMS AND BENEFITS IN SECTIONS 2 AND 3(a), (b), (c) and (d) ABOVE, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST EMPLOYER, UNLESS SPECIFICALLY STATED OTHERWISE IN THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Agreement as of the date set forth below:

/s/ William M. McLaughlin

William M. McLaughlin

Date: December 16, 2021

AVALONBAY COMMUNITIES, INC.

By:	/s/ Benjamin W. Schall
Benjamin W. Schall, President
Date: December 16, 2021

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